Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NEWSLETTER FOR SEPTEMBER

October 1, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Like other companies we strive for smooth sailing. We expect rough patches from time to time; every mining company has them. But September was exceptional, and we trust we will never have another month like it. A director and significant shareholder announced his intention to initiate a proxy battle to replace most of the board and management; in a most unfortunate incident in Mexico one of our drivers was involved in an accident and a cyclist was killed; and, just recently, we determined that we would not have a pre-feasibility report to release for the end of September. This is, of course, a great disappointment to management and we know it will be the same for our shareholders.

The Pre-feasibility Study

Typically, pre-feasibility reports explore alternative routes to optimization and identify the additional work required and the additional data to be gathered in order to move towards full feasibility. We have instructed Micon International to take sufficient time to complete the process and to recommend the work program for completion of the study.

Work to date serves to confirm the vital importance of silver recovery. Much of the silver occupies the upper levels of the deposit, which will be among the first to be mined in any open pit operation. A low silver recovery based on limited testing converts some blocks, which would be ore at a higher recovery, to waste. Not only does this reduce the recoverable metal and revenue from silver in the all-important early years of an operation but it also adds to the strip ratio. Characterization and other studies give us reason to be optimistic on silver recoveries. More definitive tests, which take time, are ongoing.

Since Kimber acquired the Monterde property as a private company in 2000, we have always put reliable data and reliable estimates ahead of the need for early delivery. We have accepted delays where necessary. The pre-feasibility report is now being delayed for the same reason.

Proxy Battle

The two sides in this dispute have divergent views on how best to add shareholder value, how the Company should be managed, and who should conduct the program. Fortunately, through the good offices of some major shareholders, a process to find a solution has been initiated. We hope that this process will lead to an outcome acceptable to all parties and that a proxy contest can be averted. In the meantime, the Board of Directors has appointed an independent committee to investigate allegations made by the parties involved in the dispute. The independent committee has retained independent special council to assist the committee in this task.

Safety in Mexico

In Mexico, safety is a top priority. Over the past few months we have been making some changes, reviewing all procedures and, where possible, making improvements .This will continue. There are incentives in place to ensure buy-in to safety procedures on site and the Company is reviewing all procedures which may contribute to minimizing the chance of accidents.

The Monterde property

The Carmen and neighbouring deposits have substantial potential and deserve steady, careful development. In addition to Resources already identified, gold mineralization (and to a lesser extent, silver) has already been shown to continue beneath any level likely to be reached by an open pit, and may well make a useful contribution from underground mining.

Now that we have an understanding of how zones of high and low silver recovery are distributed in the Carmen deposit, metallurgical testing is getting into high gear.

The field program will continue to be directed at two goals: to continue to improve access at the western targets for increased drilling, to add gold and silver resources, and to advance the gold and silver resources of the Carmen deposit to Reserve status. Results from some drill holes on the Carotare deposit are expected soon.

Robert Longe, P.Eng

President and CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.